Exhibit 99.1

Kamada Reports Strong Third Quarter Financial Results Demonstrating Successful Strategic
Transition and Reiterates 2022 Financial Guidance

●	Third Quarter 2022 Revenues of $32.2 Million, a 40% Increase Compared to Prior Year Period; Reaping the Benefits of the Acquired IgG Portfolio

●	Strong Results Represent Completion of the Company’s Strategic Transformation into a Diversified Commercial Entity with Multiple Growth Drivers

●	Adjusted EBITDA for the Third Quarter was $6.0 Million, or 19% Margin, and for First Nine Months was $10.6 Million or 13% Margin, Within Annual Guidance, and Representing 58% Increase Year-over-Year

●	Generated Operating Cash Flow of $5.5 Million in the Third Quarter and $21.8 Million in the First Nine Months of 2022, Supporting the Increase of Cash Position to $31.3 Million as of September 30, 2022

●	Kamada’s Positive Outlook for the Fourth Quarter Supports Reiteration of Fiscal Year 2022 Revenue Guidance of $125 Million - $135 Million, Representing a 20% to 30% Increase Over 2021 and Adjusted EBITDA Margins Between 12%-15%, More Than 2.5x Over 2021

Rehovot, Israel, and Hoboken, NJ – November 22, 2022 -- Kamada Ltd. (NASDAQ: KMDA; TASE: KMDA.TA), a vertically integrated global biopharmaceutical company, focused on specialty plasma-derived therapeutics, today announced financial results for the three and nine months ended September 30, 2022.

“Our strong third quarter performance is consistent with our forecasted positive outlook for the second half of the year,” said Amir London, Kamada’s Chief Executive Officer. “Our business is beginning to reap the significant benefits of the acquired portfolio of four FDA-approved IgGs, consisting of CYTOGAM®, HEPAGAM B®, VARIZIG® and WINRHO®SDF. We have now completed our rapid transition from our past dependency on GLASSIA® sales to Takeda to a diversified, fully integrated commercial company and a global leader in the plasma-derived specialty market. In the third quarter, we generated total revenues of $32.2 million, representing a 40% increase year-over-year, and overall gross margins increased to 40% as compared to 25% in the third quarter of 2021. Importantly, each of our expected key revenue and profitability drivers, including our new IgG portfolio, as well as KEDRAB® sales and GLASSIA royalty income, contributed significantly to our sales and profitability growth. Based on our expectation for continued revenue growth and enhanced profitability in the fourth quarter of the year, we are reiterating our full-year 2022 financial guidance, which represents a 20% to 30% increase over 2021 revenue and more than 2.5x over 2021 adjusted EBITDA.”

“I am pleased to report that over recent months, as part of the establishment of our direct presence in the U.S. market, we deployed a team of U.S.-based experienced sales and medical affairs professionals who have rapidly established our operations in this key market. The U.S. sales team is making good progress in promoting our portfolio of specialty plasma-derived IgG products to physicians and other healthcare practitioners through direct engagement and opportunities at medical conventions. The Medical Affairs team is working to educate physicians, while addressing their scientific and clinical inquiries, including participating in major medical conferences in the U.S. These activities represent the first time in over a decade that these hyper-immune specialty products have been supported by field-based activity in the U.S. We are encouraged by the positive feedback received from key U.S. physicians who are seeking to publish new clinical data related to our portfolio, while conducting educational symposiums that we believe will have a positive impact on the understanding of these products, thereby contributing to continued growth in demand,” continued Mr. London.

“In addition, we continue to make significant progress promoting our commercial portfolio outside the U.S. market. To this end, we recently reported an $11.4 million agreement to supply VARIZIG to an international organization, as well as the extension of an existing tender for the supply, in Canada, of the four IgG products for a total of $22.0 million over the next three years. These significant accomplishments are key factors in ensuring our continued growth. Looking further ahead, we continue to forecast revenue growth at a double-digit rate in the foreseeable years beyond 2022, driven by our proprietary product catalysts, our plasma collection operations, GLASSIA’s royalties and the planned launch of eleven biosimilar products in Israel,” concluded Mr. London.

Financial Highlights for the Three Months Ended September 30, 2022

●	Total revenues were $32.2 million in the third quarter of 2022, a 40% increase from the $23.0 million recorded in the third quarter of 2021. Total revenues during the third quarter of 2022 included strong sales from the portfolio of four acquired FDA-approved IgG products. Total revenues included $3.5 million of sales-based royalty income from Takeda based on GLASSIA sales in the U.S.

●	Gross profit and gross margins were $12.9 million and 40%, respectively, in the third quarter of 2022, compared to $5.7 million and 25%, respectively, reported in the third quarter of 2021. The increase in profitability was driven by a positive product sales mix, including sales of our four new IgG products, KEDRAB and GLASSIA royalties. Cost of goods sold in the Company’s Proprietary segment in the third quarter of 2022 included $1.3 million of depreciation expenses associated with intangible assets generated through the IgG products acquisition. Gross profit and gross margins, excluding such intangible assets depreciation, would have been $14.2 million and 44%, respectively.

●	Operating expenses, including R&D, Sales & Marketing (S&M), G&A and other expenses, totaled $10.3 million in the third quarter of 2022, as compared to $6.5 million in the third quarter of 2021. This increase was attributable to increased S&M costs associated with expanded U.S. commercial operations and increased costs associated with accelerating recruitment for the ongoing pivotal Phase 3 clinical trial of Inhaled AAT. S&M costs for the quarter included $0.4 million of depreciation expenses of intangible assets generated through the IgG products acquisition.

●	Finance expense, net for the third quarter of 2022 included a $2.0 million expense associated with the revaluation of the contingent consideration and other long-term liabilities assumed as part of the IgG products acquisition. For more information with respect to such contingent consideration and other long-term liabilities, please refer to Note 5 of the Company’s 2021 financial statements included in the 2021 Annual Report on Form 20-F filed on March 15, 2022, with the Securities and Exchange Commission.

●	Net income was $0.5 million, or $0.01 per share, in the third quarter of 2022, as compared to a net loss of $0.8 million, or $(0.02) per share, in the third quarter of 2021. Excluding depreciation expenses of intangible assets mentioned above and finance expense associated with the revaluation of the contingent consideration and other assumed long-term liabilities, the Company would have recorded net income of $4.3 million, or $0.10 per share, in the third quarter of 2022.

●	Adjusted EBITDA, as detailed in the tables below, was $6.0 million in the third quarter of 2022, as compared to $0.6 million in the third quarter of 2021.

●	Cash provided by operating activities was $5.5 million in the third quarter of 2022, as compared to cash used in operating activities of $2.7 million in the third quarter of 2021.

Financial Highlights for the Nine Months Ended September 30, 2022

●	Total revenues for the first nine months of 2022 were $83.9 million, a 16% increase from the $72.2 million generated in the first nine months of 2021. The increase in revenues is mainly attributable to sales of the acquired four IgG products.

●	Gross profit and gross margins for the first nine months of 2022 were $31.4 million and 37%, respectively, compared to $23.7 million and 33%, respectively, in the prior year period. Gross profit and gross margins in the first nine months of 2022, excluding intangible assets depreciation and a $4.3 million loss related to the labor strike concluded in July 2022, would have been $39.7 million and 47%, respectively, representing a significant increase year-over-year.

●	Operating expenses, including R&D, S&M, G&A and other expenses, totaled $30.9 million in the first nine months of 2022, as compared to $21.1 million in the first nine months 2021. This increase was attributable to an increase in S&M costs associated with the recently acquired portfolio marketing and commercial operation, as well as increased R&D costs, primarily due to advancing the pivotal Phase 3 InnovAATe trial for Inhaled AAT through the opening of new clinical sites and the manufacturing of clinical supply for the study. S&M costs for the first nine months included $1.3 million of depreciation expenses of intangible assets generated through the IgG products acquisition.

●	Finance expense, net for the first nine months of 2022 included a $5.9 million expense associated with the revaluation of the contingent consideration and other long-term liabilities, assumed as part of the IgG products acquisition.

●	Net loss for the first nine months of 2022 was $5.3 million, or $(0.12) per share, as compared to net income of $2.8 million, or $0.06 per share, in the prior year period. Excluding loss associated with the labor strike, depreciation expenses of intangible assets generated through the recent acquisition and finance expense associated with the revaluation of the contingent consideration and other assumed long-term liabilities, the Company would have recorded net income of $10.2 million, or $0.23 per share, in the first nine months of 2022.

●	Adjusted EBITDA, as detailed in the tables below, was $10.6 million in the first nine months of 2022, as compared to $6.7 million in the first nine months of 2021, representing a 58% increase year-over-year, and 13% margins, which is in line with Kamada’s annual guidance. Excluding loss associated with the labor strike, Adjusted EBITDA would have been $14.9 million, representing an 18% margin.

●	Cash provided by operating activities during the first nine months of 2022 was $21.8 million, as compared to cash used in operating activities of $3.9 million during the first nine months of 2021.

Balance Sheet Highlights

As of September 30, 2022, the Company had cash and cash equivalents of $31.3 million, as compared to $18.6 million as of December 31, 2021. Kamada’s strong cash position is driven by continued positive operational cash flows, which is indicative of the significant momentum in the Company’s commercial operations.

Fiscal Year 2022 Guidance

Kamada continues to expect to generate fiscal year 2022 total revenues in the range of $125 million to $135 million, which would represent 20% to 30% growth compared to fiscal year 2021. The Company also anticipates generating adjusted EBITDA during 2022 at a rate of 12% to 15% of total revenues, representing more than 2.5x of the adjusted EBITDA for the year ended December 31, 2021.

Recent Corporate Highlights

●	Awarded extension to existing Canadian supply tender for the portfolio of four specialty IgG products acquired in 2021. The supply extension secures ongoing sales of approximately $7.5 million per year for 2023-2025, with an option to extend for up to an additional two years.

●	Reported acceleration of enrollment in ongoing pivotal Phase 3 clinical trial of Inhaled AAT. The independent DSMB recommended study continuation without modification for the fourth time since study initiation. Based on encouraging safety observed to date, trial inclusion criteria revised to also include patients with severe airflow limitation, thereby expanding the potential patient treatment population. Kamada intends to meet with the FDA and EMA during the first half of 2023 to discuss study progress and potential opportunities to shorten the regulatory pathway.

Conference Call

Kamada management will host an investment community conference call on Tuesday, November 22, at 8:30am Eastern Time to discuss these results and answer questions. Shareholders and other interested parties may participate in the conference call by dialing 1-877-407-0792 (from within the U.S.), 1 809-406-247 (from Israel), or 1 201-689-8263 (International) and entering the conference identification number: 13734312. The call will also be webcast live on the Internet at:

https://viavid.webcasts.com/starthere.jsp?ei=1582277&tp_key=8121e668e3.

Non-IFRS financial measures

We present EBITDA and adjusted EBITDA because we use this non-IFRS financial measure to assess our operational performance, for financial and operational decision-making, and as a means to evaluate period-to-period comparisons on a consistent basis. Management believes this non-IFRS financial measure are useful to investors because: (1) they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making and provide investors with a meaningful perspective on the current underlying performance of the Company’s core ongoing operations; and (2) they exclude the impact of certain items that are not directly attributable to our core operating performance and that may obscure trends in the core operating performance of the business. Non-IFRS financial measures have limitations as an analytical tool and should not be considered in isolation from, or as a substitute for, our IFRS results. We expect to continue reporting non-IFRS financial measures, adjusting for the items described below, and we expect to continue to incur expenses similar to certain of the non-cash, non-IFRS adjustments described below. Accordingly, unless otherwise stated, the exclusion of these and other similar items in the presentation of non-IFRS financial measures should not be construed as an inference that these items are unusual, infrequent or non-recurring. EBITDA and adjusted EBITDA are not recognized terms under IFRS and do not purport to be an alternative to IFRS terms as an indicator of operating performance or any other IFRS measure. Moreover, because not all companies use identical measures and calculations, the presentation of EBITDA and adjusted EBITDA may not be comparable to other similarly titled measures of other companies. EBITDA and adjusted EBITDA are defined as net income (loss), plus income tax expense, plus or minus financial income or expenses, net, plus or minus income or expense in respect of securities measured at fair value, net, plus or minus income or expenses in respect of currency exchange differences and derivatives instruments, net, plus depreciation and amortization expense, plus non-cash share-based compensation expenses and certain other costs.

About Kamada

Kamada Ltd. (the “Company”) is a vertically integrated global biopharmaceutical company, focused on specialty plasma-derived therapeutics, with a diverse portfolio of marketed products, a robust development pipeline and industry-leading manufacturing capabilities. The Company’s strategy is focused on driving profitable growth from our current commercial activities as well as our manufacturing and development expertise in the plasma-derived biopharmaceutical market. The Company’s commercial products portfolio includes its developed and FDA approved products GLASSIA® and KEDRAB® as well as its recently acquired FDA approved plasma-derived hyperimmune products CYTOGAM®, HEPAGAM B®, VARIZIG® and WINRHO®SDF. The Company has additional four plasma-derived products which are registered in markets outside the U.S. The Company distributes its commercial products portfolio directly, and through strategic partners or third-party distributors in more than 30 countries, including the U.S., Canada, Israel, Russia, Brazil, Argentina, India and other countries in Latin America and Asia. The Company has a diverse portfolio of development pipeline products including an inhaled AAT for the treatment of AAT deficiency for which the Company is currently conducting the InnovAATe clinical trial, a randomized, double-blind, placebo-controlled, pivotal Phase 3 trial. The Company leverages its expertise and presence in the Israeli pharmaceutical market to distribute in Israel more than 20 products that are manufactured by third parties and have recently added eleven biosimilar products to its Israeli distribution portfolio, which, subject to EMA and the Israeli MOH approvals, are expected to be launched in Israel through 2028. FIMI Opportunity Fund, the leading private equity investor in Israel, is the Company’s lead shareholder, beneficially owning approximately 21% of the outstanding ordinary shares.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements regarding: 1) fiscal year 2022 guidance, 2) revenue growth at a double-digit rate in the foreseeable years beyond 2022, driven by Kamada’s proprietary product catalysts, plasma collection operations, GLASSIA’s royalties and the planned launch of 11 biosimilar products in Israel, 3) continued revenue growth and enhanced profitability in the fourth quarter of the year, 4) Kamada becoming a diversified, fully integrated commercial company and a global leader in the plasma-derived specialty market, 5) optimism about the positive feedback received from key U.S. physicians to enable the expansion of sales of our IgG portfolio, 6) the encouraging safety observed to date relating to the Phase 3 clinical trial of Inhaled AAT, and 7) planned meeting with the FDA and EMA during the first half of 2023 to discuss study progress and potential opportunities to shorten the regulatory pathway. Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, the continued evolvement of the COVID-19 pandemic, its scope, effect and duration, availability of sufficient raw materials required to maintain manufacturing plans, disruption to the supply chain due to COVID-19 pandemic, continuation of inbound and outbound international delivery routes, continued demand for Kamada’s products, financial conditions of the Company’s customer, suppliers and services providers, Kamada’s ability to integrate the new product portfolio into its current product portfolio, Kamada’s ability to grow the revenues of its new product portfolio, and leverage and expand its international distribution network, ability to reap the benefits of the recent acquisition of the plasma collection center, including the ability to open additional U.S. plasma centers, and acquisition of the FDA-approved plasma-derived hyperimmune commercial products, the ability to continue enrollment of the pivotal Phase 3 InnovAATe clinical trial in new locations, unexpected results of clinical studies, Kamada’s ability to manage operating expenses, additional competition in the markets that Kamada competes, regulatory delays, prevailing market conditions and the impact of general economic, industry or political conditions in the U.S., Israel or otherwise, and other risks detailed in Kamada’s filings with the U.S. Securities and Exchange Commission (the “SEC”) including those discussed in its most recent Annual Report on Form 20-F and in any subsequent reports on Form 6-K, each of which is on file or furnished with the SEC and available at the SEC’s website at www.sec.gov. The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

###

CONTACTS:

Chaime Orlev

Chief Financial Officer

IR@kamada.com

Bob Yedid

LifeSci Advisors, LLC

646-597-6989

Bob@LifeSciAdvisors.com

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of September 30,		As of December 31,
	2022	2021	2021
	Unaudited		Audited
	U.S Dollars in thousands
Assets
Current Assets
Cash and cash equivalents	$31,252	$99,840	$18,587
Trade receivables, net	23,997	26,548	35,162
Other accounts receivables	6,884	4,392	8,872
Inventories	73,029	48,163	67,423
Total Current Assets	135,162	178,943	130,044

Non-Current Assets
Property, plant and equipment, net	25,898	25,856	26,307
Right-of-use assets	2,793	3,361	3,092
Intangible assets, Goodwill and other long-term assets	148,620	3,380	153,663
Contract assets	7,164	4,987	5,561
Total Non-Current Assets	184,475	37,584	188,623
Total Assets	$319,637	$216,527	$318,667
Liabilities
Current Liabilities
Current maturities of bank loans	$4,444	$52	$2,631
Current maturities of lease liabilities	1,004	1,181	1,154
Current maturities of other long term liabilities	25,095	-	17,986
Trade payables	30,619	19,010	25,104
Other accounts payables	7,948	6,346	7,142
Deferred revenues	40	-	40
Total Current Liabilities	69,150	26,589	54,057

Non-Current Liabilities
Bank loans	14,074	-	17,407
Lease liabilities	2,414	3,283	3,160
Contingent consideration	20,705	-	21,995
Other long-term liabilities	39,915	-	43,929
Deferred revenues	15	3,575	15
Employee benefit liabilities, net	813	1,467	1,280
Total Non-Current Liabilities	77,936	8,325	87,786

Shareholder’s Equity
Ordinary shares	11,732	11,720	11,725
Additional paid in capital net	210,355	210,005	210,204
Capital reserve due to translation to presentation currency	(3,490)	(3,490)	(3,490)
Capital reserve from hedges	(257)	35	54
Capital reserve from share-based payments	5,427	4,817	4,643
Capital reserve from employee benefits	212	(320)	(149)
Accumulated deficit	(51,428)	(41,154)	(46,163)
Total Shareholder’s Equity	172,551	181,613	176,824
Total Liabilities and Shareholder’s Equity	$319,637	$216,527	$318,667

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

	Nine months period ended		Three months period ended		Year ended
	September 30,		September 30,		December 31,
	2022	2021	2022	2021	2021
	Unaudited		Unaudited		Audited
	U.S Dollars In thousands

Revenues from proprietary products	$67,198	$57,316	$25,580	$17,123	$75,521
Revenues from distribution	16,702	14,857	6,637	5,911	28,121

Total revenues	83,900	72,173	32,217	23,034	103,642

Cost of revenues from proprietary products	37,856	35,605	13,151	12,078	48,194
Cost of revenues from distribution	14,632	12,835	6,196	5,226	25,120

Total cost of revenues	52,488	48,440	19,347	17,304	73,314

Gross profit	31,412	23,733	12,870	5,730	30,328

Research and development expenses	10,181	7,909	3,118	2,545	11,357
Selling and marketing expenses	10,435	3,803	3,843	1,256	6,278
General and administrative expenses	9,481	8,803	3,165	2,691	12,636
Other expenses	801	612	182	42	753
Operating income (loss)	514	2,606	2,562	(804)	(696)

Financial income	32	277	29	68	295
Income (expenses) in respect of currency exchange differences and derivatives instruments, net	756	74	163	(48)	(207)
Financial Income (expense) in respect of contingent consideration and other long- term liabilities.	(5,924)	-	(2,049)	-	(947)
Financial expenses	(583)	(178)	(211)	(61)	(330)
Income before tax on income	(5,205)	2,779	494	(845)	(1,885)
Taxes on income	60	-	10	-	345

Net Income (loss)	$(5,265)	$2,779	$484	$(845)	$(2,230)

Other Comprehensive Income (loss):
Amounts that will be or that have been reclassified to profit or loss when specific conditions are met
Gain (loss) on cash flow hedges	(830)	25	(46)	68	185
Net amounts transferred to the statement of profit or loss for cash flow hedges	519	(347)	231	(91)	(488)
Items that will not be reclassified to profit or loss in subsequent periods:
Remeasurement gain (loss) from defined benefit plan	361	-	(59)	-	171
Total comprehensive income (loss)	$(5,215)	$2,457	$610	$(868)	$(2,362)

Earnings per share attributable to equity holders of the Company:
Basic net earnings per share	$(0.12)	$0.06	$0.01	$(0.02)	$(0.05)
Diluted net earnings per share	$(0.12)	$0.06	$0.01	$(0.02)	$(0.05)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months period Ended		Three months period Ended		Year Ended
	September, 30		September, 30		December 31,
	2022	2021	2022	2021	2021
	Unaudited				Audited
	U.S Dollars In thousands
Cash Flows from Operating Activities
Net income (loss)	$(5,265)	$2,779	$484	$(845)	$(2,230)

Adjustments to reconcile net income to net cash provided by (used in) operating activities:

Adjustments to the profit or loss items:

Depreciation and impairment	9,143	3,612	3,055	1,240	5,609
Financial expenses (income), net	5,719	(173)	2,068	41	1,189
Cost of share-based payment	935	504	366	134	529
Taxes on income	60	-	10	-	345
Change in employee benefit liabilities, net	(106)	61	(10)	38	45
	15,751	4,004	5,489	1,453	7,717
Changes in asset and liability items:

Decrease (increase) in trade receivables, net	10,744	(4,446)	(6,358)	1,200	(12,861)
Decrease (increase) in other accounts receivables	2,917	1,556	844	(73)	(1,634)
Decrease (increase) in inventories	(5,606)	(5,963)	(8,509)	(3,562)	(2,373)
Decrease (increase) in deferred expenses	(2,596)	(4,759)	(2,112)	(2,397)	(6,883)
Increase (decrease) in trade payables	5,895	2,725	13,738	1,586	7,917
Increase (decrease) in other accounts payables	566	(1,482)	2,083	(683)	(392)
Decrease in deferred revenues	-	1,550	-	550	1,815
	11,920	(10,819)	(314)	(3,379)	(14,411)
Cash received (paid) during the period for:

Interest paid	(550)	(139)	(170)	(32)	(228)
Interest received	15	357	12	140	375
Taxes paid	(27)	(32)	(9)	(9)	(42)
	(562)	186	(167)	99	105

Net cash provided by (used in) operating activities	$21,844	$(3,850)	$5,492	$(2,672)	$(8,819)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months period Ended		Three months period Ended		Year Ended
	September, 30		September, 30		December 31,
	2022	2021	2022	2021	2021
	Unaudited				Audited
	U.S Dollars In thousands
Cash Flows from Investing Activities
Investment in short term investments, net	$-	$39,083	$-	$36,116	$39,083
Purchase of property and equipment and intangible assets	(2,807)	(2,986)	(1,616)	(1,523)	(3,730)
Business combination	-	(1,404)	-	-	(96,403)
Net cash provided by (used in) investing activities	(2,807)	34,693	(1,616)	34,593	(61,050)

Cash Flows from Financing Activities
Proceeds from exercise of share base payments	7	14	1	4	19
Receipt of long-term loans	-	-		-	20,000
Repayment of lease liabilities	(842)	(903)	(269)	(308)	(1,221)
Repayment of long-term loans	(1,517)	(221)	(1,116)	(15)	(205)
Repayment of other long-term liabilities	(4,120)	-	(877)	-	-
Net cash provided by (used in) financing activities	(6,472)	(1,110)	(2,261)	(319)	18,593

Exchange differences on balances of cash and cash equivalent	100	(90)	(296)	(178)	(334)

Increase (decrease) in cash and cash equivalents	12,665	29,643	1,319	31,424	(51,610)

Cash and cash equivalents at the beginning of the period	18,587	70,197	29,933	68,416	70,197

Cash and cash equivalents at the end of the period	$31,252	$99,840	$31,252	$99,840	$18,587

Significant non-cash transactions
Right-of-use asset recognized with corresponding lease liability	$526	$769	$230	$181	$845
Purchase of property and equipment and Intangible assets	$134	$352	$134	$352	$1,001

NON-IFRS MEASURES – ADJUSTED EBITDA

	Nine months period ended		Three months period ended		Year ended
	September 30,		September 30,		December 31,
	2022	2021	2022	2021	2021
	In thousands
Net income	$(5,265)	$2,779	$484	$(845)	$(2,230)
Taxes on income	60	-	10	-	345
Financial expense (income), net	5,719	(173)	2,068	41	1,189
Depreciation and amortization expense	9,143	3,612	3,055	1,240	5,609
Non-cash share-based compensation expenses	935	504	366	134	529
Adjusted EBITDA	$10,592	$6,722	$5,983	$570	$5,442